UNITED STA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

GSK plc (the 'Company')

Transaction notification

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	David Redfern
b)	Position/status	Chief Strategy Officer
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	Acquisition of Ordinary Shares following the re-investment of dividends paid to shareholders on 12 October 2023, on Ordinary Shares held within an ISA
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.1487	17

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2023-10-13
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Victoria Whyte
b)	Position/status	Company Secretary
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	Acquisition of Ordinary Shares following the re-investment of dividends paid to shareholders on 12 October 2023, on Ordinary Shares held within an ISA
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.1487	15

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2023-10-13
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Elizabeth McKee Anderson
b)	Position/status	Independent Non-Executive Director
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W2044
b)	Nature of the transaction	Acquisition of ADSs following the re-investment of dividends paid to shareholders on 12 October 2023
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$36.9033	7

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2023-10-13
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Charles Bancroft
b)	Position/status	Independent Non-Executive Director
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W2044
b)	Nature of the transaction	Acquisition of ADSs following the re-investment of dividends paid to shareholders on 12 October 2023
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$36.9033	32

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2023-10-13
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Dr Hal Barron
b)	Position/status	Non-Executive Director
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W2044
b)	Nature of the transaction	Acquisition of ADSs following the re-investment of dividends paid to shareholders on 12 October 2023
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$36.9033	8

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2023-10-13
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Dr Anne Beal
b)	Position/status	Independent Non-Executive Director
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W2044
b)	Nature of the transaction	Acquisition of ADSs following the re-investment of dividends paid to shareholders on 12 October 2023
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$36.9033	4

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2023-10-13
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Dr Harry Dietz
b)	Position/status	Independent Non-Executive Director
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W2044
b)	Nature of the transaction	Acquisition of ADSs following the re-investment of dividends paid to shareholders on 12 October 2023
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$36.9033	4

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2023-10-13
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Dr Jesse Goodman
b)	Position/status	Independent Non-Executive Director
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W2044
b)	Nature of the transaction	Acquisition of ADSs following the re-investment of dividends paid to shareholders on 12 October 2023
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$36.9033	4

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2023-10-13
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Dr Vishal Sikka
b)	Position/status	Independent Non-Executive Director
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W2044
b)	Nature of the transaction	Acquisition of ADSs following the re-investment of dividends paid to shareholders on 12 October 2023
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$36.9033	26

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2023-10-13
f)	Place of the transaction	New York Stock Exchange (XNYS)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: October 17, 2023

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc